Mail Stop 3561
	July 25, 2005


Michael J. Hanson
President and Chief Executive Officer
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, South Dakota 57104

          Re:	NorthWestern Corporation
	Amendment No. 2 to Registration Statement on Form S-3
	Filed July 15, 2005
	File No. 333-123450
	Form 10-K/A for Fiscal Year Ended December 31, 2004
	File No. 1-10499
	Form 10-Q/A for Fiscal Quarter Ended March 31, 2005
	File No. 1-10499


Dear Mr. Hanson:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 16
1. Please refer to comment 2 in our letter dated June 14, 2005.
We
note you have added disclosure in the first paragraph indicating additional shares are being registered for issuance to future selling shareholders. As requested previously, please include a separate entry in the table for the additional shares and include a footnote clarifying why you are unable to name the shareholders.
2. We note the amount of shares offered for sale in the table, including the amount of shares to be distributed under the disputed claims reserve, is 17,946,029. We also note that you appear to be registering 18,438,574 shares. Please reconcile this apparent discrepancy and revise your disclosure as appropriate.
3. We note you intend to supplement the prospectus to add the additional selling shareholders. Please be aware that you may only substitute new names by means of a Rule 424 prospectus if the change is not material, the number of securities or dollar amount registered does not change, and the new owners` securities can be traced to those covered by the original registration statement. Otherwise, you may only add previously unidentified shareholders by post-effective amendment. Please advise how you will add selling shareholders and revise your disclosure as appropriate.


* * * *

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3214 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at
(202) 551-3335 or David Mittelman, Legal Branch Chief, at (202)
551-
3214 with any other questions you may have.


						Sincerely,



						H. Christopher Owings
						Assistant Director


cc:	Mark S. Weitz, Esq.
	Leonard, Street and Deinard Professional Association
	Via Fax - (612) 335-1657










































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Michael J. Hanson
NorthWestern Corporation
July 25, 2005
Page 3